Exhibit 99.1

WESTERN WIND ENERGY CORP.

1326 - 885 WEST GEORGIA STREET	TELEPHONE:	604.685.WIND (9463)
VANCOUVER, BC V6C 3E8	FACSIMILE:	604.685.9441
	www.westernwindenergy.com

N E W S  R E L E A S E

November 15, 2011

Toronto Stock Exchange (Venture) Symbol: “WND”

OTCQX Symbol: “WNDEF”

Issued and Outstanding: 60,125,811

WESTERN WIND ENERGY ISSUES LETTER TO SHAREHOLDERS

Vancouver, BC – November 15, 2011 -- Western Wind Energy Corp. -- (Toronto Venture Exchange -- "WND") (OTCQX -- "WNDEF"), is pleased to announce that a letter to shareholders recorded on the NOBO list (Non Objecting Beneficial Owners) will be issued today. For the purposes of timely, fair and full disclosure, Western Wind Energy will issue the full contents of the Letter, in this News Release.

Letter to the Shareholders of Western Wind Energy

Western Wind Energy Corp. is updating its shareholders and stakeholders on recent events that may have a negative effect on the value of the Western Wind Energy share price and influence future decisions and actions of Western Wind Energy shareholders going forward.

On November 9, 2011 Western Wind Energy received a letter from a proxy solicitation agent requiring that we release to them, a list of the Western Wind Energy shareholders. While the reason they have requested the list is not known, such firms often represent companies that may seek to take control of management of a company by way of a proxy contest or other means. The possibility of a looming proxy contest has resulted in the Western Wind Energy sending you this letter, setting out some of the consequences surrounding a proxy battle and potential negative impact to the Western Wind Energy shareholders.

A proxy battle is different from a takeover bid. In a takeover bid, the bid is either successful and all shareholders walk away with compensation in exchange for their shareholdings or the bid is not successful because the shareholders declined the bid.

In a proxy battle, a small group of shareholders (the “Dissidents”) claiming to have the best interest of the shareholders in mind, look to nominating an alternate slate of directors. The Dissidents, do not offer any compensation to the shareholders. Instead, the Dissidents often propose that if their alternate slate is elected, they will bring a greater value to a Company’s shareholders. This is rarely the case.

Western Wind Energy’s management is confident and proud to say that there is not another alternate management team or board group that can offer any material performance improvement over the current management and board of Western Wind Energy. Much of the heavy lifting needed to make Western Wind Energy a long-term success – the present construction of 160 megawatts in clean energy capacity to be sold under long-term sales contracts at very favourable rates – has already happened under current Management. In the near future, Western Wind Energy will begin to reap the benefits of these efforts.

And the market believes in us. Western Wind Energy has seen its share price increase by over 400% since March 2009. This growth has happened against a backdrop of uncertain and volatile equity markets - and in particular, in the pure renewable energy space, which has seen almost all public companies, both big and small, experience significant declines in their share prices.

Western Wind Energy is currently being led by a dedicated and successful management team. The management team is supported by an entrepreneurial and growth minded board of directors. The Board operates with Corporate Governance, Compensation, Audit and Corporate Disclosure committees. The majority of the Board is independent.

The head office of Western Wind Energy is an extremely lean operation with only nine employees (we believe our renewable energy peers have significantly larger head office staff often up to 40 employees for the same megawatts). Management comprises individuals who have been in the wind energy industry since the industry’s inception back in 1980. The knowledge and expertise of the entire staff (which includes five chartered accountants and two lawyers) is further accentuated by what we believe to be excellent market intelligence through the relationships and contacts developed throughout the industry.

Western Wind Energy prizes itself with running a fastidious and efficient operation where a small staff is motivated by their passion of renewable energy and are rewarded by bonuses, based upon success, that constitute a small percentage of the net present value of projects that are added to the Company.

In essence, we believe that a dissident group would be hard pressed to bring in a better board or management team as the market indicates none exist. We also believe that any proxy contest has the potential to plunge the Western Wind Energy into seas of uncertainty and affect its share price and management’s time is diverted to deal with the dissidents and away from advancing Western Wind’s business plan. We believe a dissident group would be hard-pressed to re-create the unique high growth track record of current management.

It is the goal of management to continually grow the assets of the Company at a rate that is consistent with our proven track record and humble beginnings of less than $1 million in assets in 2000 to over $340 million in assets in 2011. With our projects coming on-line this year, we expect to see significant revenues from those projects in 2012 and the hard work of Management coming to fruition for the benefit of the Company and the shareholders

The Management and Board of Western Wind Energy hereby advises all shareholders to carefully consider the statements of any dissident group or their agents and think about whether the statements of these dissidents are truly accurate, given the success achieved already, by Western Wind Energy and the future success, that only the current team can achieve.

ON BEHALF OF THE BOARD

Jeff Ciachurski

About Western Wind Energy Corp.

Western Wind Energy Corp. (OTCQX: WNDEF; TSX.V: WND ) trades in the United States on the OTCQX under the symbol “WNDEF” and on the Toronto Venture Exchange under “WND”. Western Wind is a vertically integrated renewable energy production company that currently owns over 500 wind turbines and a solar field with 165 MW of rated capacity either in production or in construction in the States of California and Arizona. Western Wind further owns substantial additional development assets for both solar and wind energy in California, Arizona, Ontario, Canada; and in the Commonwealth of Puerto Rico.

Western Wind is in the business of owning and operating wind and solar energy generating facilities. Management of Western Wind includes individuals involved in the operations and ownership of utility scale wind energy facilities in California since 1981.

ON BEHALF OF THE BOARD OF DIRECTORS

“SIGNED”

Jeffrey J. Ciachurski
President & Chief Executive Officer

Investor Relations Contact:
Lawrence Casse

Email: alphaedgeinc@gmail.com
Telephone: (416) 992-7227

Neither the TSX Venture Exchange nor its Regulation Services Provider (as that term is defined in the policies of the TSX Venture Exchange) accepts responsibility for the adequacy or accuracy of this release.

Certain statements in this press release constitute “forward-looking statements” under applicable securities laws, which involve known and unknown risks, uncertainties and other factors that may cause actual results to be materially different from any future results, performance or achievements expressed or implied by such statements. Words such as “expects”, “anticipates”, “intends”, “projects”, “plans”, “will”, “believes”, “seeks”, “estimates”, “should”, “may”, “could”, and variations of such words and similar expressions are intended to identify such forward-looking statements. These statements are based on management’s current expectations and beliefs and actual events or results may differ materially. There are many factors that could cause such actual events or results expressed or implied by such forward-looking statements to differ materially from any future results expressed or implied by such statements. Such factors include, but are not limited to, the state of the Company’s business activities and various factors discussed in the Company’s annual report and annual information contained in the Company’s 20F Annual Report filed with the United States Securities and Exchange Commission and securities regulators in Canada. Forward -looking statements are based on current expectations and the Company assumes no obligation to update such information to reflect later events or developments, except as required by law.